

December 3, 2013

Via E-mail
Pavel Rozum
Chief Executive Officer
Overtech Corp.
Veshnyakovskaya Street, 12-64
Moscow, Russia 111402

     Re: Overtech Corp.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed November 21, 2013
              File No. 333-191251

Dear Mr. Rozum:

     We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 16, 2013.

Risk Factors

We have limited business, sales and marketing experience in our industry, page 8

1.   We note the revisions to the risk factor "We have a very limited history of operations…" on page 8 in response to prior comment 3. However, this risk factor still discusses marketing your food sales services and exploration activities and it remains unclear why these are included when it appears that your proposed business plan is to develop mobile games for the Apple and Android platforms. Similar concerns exist with respect to the exploration activities discussed on pages 23 and 25.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 23

2.   We note that you continue to state that you believe that you will be able to raise enough money through this offering to expand operations. Please refer to prior comment 10 and tell us the basis for your belief given that this is a best efforts offering.

Pavel Rozum
Overtech Corp.
December 3, 2013
Page 2

Liquidity and Capital Resources, page 25

3.   We note the revisions made to the liquidity and capital resources section in response to
        prior comment 13 but it remains unclear how long you will be able to conduct your
        planned operations using currently available capital resources. You state that based on
        your current cash position the company will be able to maintain its status as a corporation
        in Nevada for twelve months but only operate for 6 months. You further state that you do
        not have sufficient cash to cover expenses to file required reports with the Securities and
        Exchange Commission and maintain status as a corporation in Nevada for the next 12
        months. Please advise or revise accordingly.

Exhibits

Exhibit 23.2

4.   Please revise the consent to reference each of the financial statement periods covered by
        the audit report that are included in the registration statement. In this regard, please
        include a reference to the period from November 13, 2012 (inception) to July 31, 2013.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Patrick Gilmore,
Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the
financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at
(202) 551-3447 if you have any other questions or, in his absence, the undersigned at (202) 551-
3453.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Attorney-Advisor

cc: Via E-mail
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC